Exhibit 12

CLUBCORP HOLDINGS, INC.
Computation of Ratios of Earnings to Fixed Charges
Four Years Ended December 31, 2013

	Fiscal Years Ended
	December 31, 2013	December 25, 2012	December 27, 2011	December 28, 2010
	(dollars in thousands)
Earnings:
(Loss) income before income taxes	$(38,987)	$(23,603)	$(51,785)	$318,483
Equity in earnings from unconsolidated ventures	(2,638)	(1,947)	(1,487)	(1,309)
(Loss) income from continuing operations before taxes, noncontrolling interests and equity in earnings from unconsolidated ventures	(41,625)	(25,550)	(53,272)	317,174

Add:
Total fixed charges (per below)	90,566	95,873	91,629	64,886
Amortization of capitalized interest	171	163	155	149

Less:
Interest capitalized	(303)	(233)	(365)	(115)

Total earnings	$48,809	$70,253	$38,147	$382,094

Fixed Charges:
Interest expense	$83,669	$89,369	$84,746	$57,707
Interest capitalized	303	233	365	115
Estimate of interest within rental expense (1)	6,594	6,271	6,518	7,064

Total fixed charges	$90,566	$95,873	$91,629	$64,886

Ratio of earnings to fixed charges (2)	—	—	—	5.89	x

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(1)	Fixed charges include the estimated interest component of rent expense (one-third of rent under operating leases) included in income from continuing operations.

(2)
For the fiscal years ended December 31, 2013, December 25, 2012 and December 27, 2011 earnings were insufficient to cover fixed charges by approximately $41.8 million, $25.6 million and $53.5 million, respectively.